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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16A, 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the Month of October, 1999


ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA  T6G 1K8
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F
          ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  X
    ---      ---




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     On October 14, 1999, Altarex Corp. (the "Company") issued a press release announcing that Purdue Pharma L.P. will not exercise its option to license the Company's OvaRex(TM) and BrevaRex(TM) MAbs.


INDEX TO EXHIBITS


EXHIBIT NO.                                        DESCRIPTION
-----------                                        -----------

99.1                                   Press Release dated October 14, 1999








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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALTAREX CORP.

                                    By: /s/ Edward M. Fitzgerald
                                        ------------------------------

                                    Name:  Edward M. Fitzgerald

                                    Title: Senior Vice President and Chief
                                           Financial Officer

                                    Date:  October 25, 1999